Exhibit 8.01

List of Subsidiaries of Netshoes (Cayman) Limited

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Netshoes Holdings, LLC	Delaware, United States of America

NS2.com Internet S.A.	Brazil

NS5 Participações Ltda.	Brazil